UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 2)

Under the Securities Exchange Act of 1934*

Stillwater Mining Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

86074Q102

(CUSIP Number)

David N. Powers, Esq.
Baker Botts L.L.P.
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
(202) 639-7769

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86074Q102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Norimet Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United Kingdom

	7.	Sole Voting Power
		0 shares of common stock
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		49,813,222 shares of common stock
Each
Reporting
Person	9.	Sole Dispositive Power
With		0 shares of common stock

	10.	Shared Dispositive Power
		49,813,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
49,813,222

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
55.5%

14.	Type of Reporting Person (See Instructions)
CO

CUSIP No. 86074Q102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
NN Metal Holdings SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Luxembourg

	7.	Sole Voting Power
		0 shares of common stock
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		49,813,222 shares of common stock
Each
Reporting
Person	9.	Sole Dispositive Power
With		0 shares of common stock

	10.	Shared Dispositive Power
		49,813,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
49,813,222 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
55.5%

14.	Type of Reporting Person (See Instructions)
HC

CUSIP No. 86074Q102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Norilsk Holding SA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Switzerland

	7.	Sole Voting Power
		0 shares of common stock
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		49,813,222 shares of common stock
Each
Reporting
Person	9.	Sole Dispositive Power
With		0 shares of common stock

	10.	Shared Dispositive Power
		49,813,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
49,813,222 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
55.5%

14.	Type of Reporting Person (See Instructions)
HC

CUSIP No. 86074Q102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
MMC Norilsk Nickel

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Russian Federation

	7.	Sole Voting Power
		0 shares of common stock
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		49,813,222 shares of common stock
Each
Reporting
Person	9.	Sole Dispositive Power
With		0 shares of common stock

	10.	Shared Dispositive Power
		49,813,222 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
49,813,222 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
55.5%

14.	Type of Reporting Person (See Instructions)
HC

CUSIP No. 86074Q102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Vladimir O. Potanin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Russian Federation

	7.	Sole Voting Power
		0 shares of common stock
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		49,813,222 shares of common stock *
Each
Reporting
Person	9.	Sole Dispositive Power
With		0 shares of common stock

	10.	Shared Dispositive Power
		49,813,222 shares of common stock *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
49,813,222 shares of common stock *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
55.5%

14.	Type of Reporting Person (See Instructions)
IN

* Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Potanin is, for the purpose of §§ 13(d) or 13(g) of the Act, the beneficial owner of 49,813,222 shares of common stock.

CUSIP No. 86074Q102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Mikhail D. Prokhorov

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Russian Federation

	7.	Sole Voting Power
		0 shares of common stock
Number of
Shares
Beneficially	8.	Shared Voting Power
Owned by		49,813,222 shares of common stock **
Each
Reporting
Person	9.	Sole Dispositive Power
With		0 shares of common stock

	10.	Shared Dispositive Power
		49,813,222 shares of common stock **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
49,813,222 shares of common stock **

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
55.5%

14.	Type of Reporting Person (See Instructions)
IN

** Pursuant to Rule 13d-4 of the Act, the filing of this statement shall not be construed as an admission that Mr. Prokhorov is, for the purpose of §§ 13(d) or 13(g) of the Act, the beneficial owner of 49,813,222 shares of common stock.

Amendment No. 2 to Schedule 13D

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed on July 3, 2003, as amended by Amendment No. 1 thereto, dated July 7, 2003 (the “Schedule 13D”), by Norimet Limited, a company organized under the laws of England and Wales (“Norimet”), MMC Norilsk Nickel, an open joint stock company organized under the laws of the Russian Federation (“Norilsk Nickel”), NN Metal Holdings SA, a company organized under the laws of Luxembourg (“NN Metal Holdings”), Norilsk Holding SA, a corporation organized under the laws of Switzerland (“Norilsk Holding”), Vladimir O. Potanin and Mikhail D. Prokhorov, relating to the beneficial ownership of shares of common stock of Stillwater Mining Company, a Delaware corporation (“Stillwater”). This amended Schedule 13D is being filed to disclose the shares acquired by Norimet on September 3, 2003 pursuant to its tender offer for up to 4,350,000 shares of Stillwater common stock, at a cash price of $7.50 per share (subject to applicable withholding of United States federal, state and local taxes), which expired at midnight on Tuesday, August 26, 2003.

     The numbered items set forth below corresponding to the numbered items previously set forth in the Schedule 13D are hereby amended and restated as follows:

Item 2. Identity and Background

NORIMET LIMITED

     (a)  NAME: Norimet is a wholly-owned subsidiary of NN Metal Holdings and an indirect, wholly-owned subsidiary of Norilsk Nickel. Norimet’s principal business is the marketing and distribution of Norilsk Nickel’s metals.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Norimet’s principal business and principal office is Cassini House, 6th Floor, 57 St. James Street, London SW1A 1LD, England.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A, as amended and attached hereto, for information concerning the executive officers and directors of Norimet. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

NN METAL HOLDINGS SA

     (a)  NAME: NN Metal Holdings is a wholly-owned subsidiary of Norilsk Holding and an indirect, wholly-owned subsidiary of Norilsk Nickel. NN Metal Holdings’ principal business is to act as a holding company.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of NN Metal Holdings’ principal business and principal office is 14a, rue des Bains, L-1212, Luxembourg.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A, as amended and attached hereto, for information concerning the executive officers and directors of NN Metal Holdings. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

NORILSK HOLDING SA

     (a)  NAME: Norilsk Holding is a wholly-owned subsidiary of Norilsk Nickel. Norilsk Holding’s principal business is to act as a holding company.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Norilsk Holding’s principal business and principal office is 50, rue du Rhone 1204, Geneve, Switzerland.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A, as amended and attached hereto, for information concerning the executive officers and directors of Norilsk Holding. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

MMC NORILSK NICKEL

     (a)  NAME: Norilsk Nickel’s principal business is the producing and selling of various base and precious metals.

     (b)  ADDRESS OF PRINCIPAL BUSINESS AND PRINCIPAL OFFICE: The address of Norilsk Nickel’s principal business and principal office is Voznesensky pereulok, 22 Usadba Center, Moscow 103009, Russia.

     (c)  PRESENT PRINCIPAL OCCUPATION: Not applicable.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     See Exhibit A, as amended and attached hereto, for information concerning the executive officers and directors of Norilsk Nickel. None of such persons, during the past five years, has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, none of such persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

VLADIMIR O. POTANIN

     (a)  NAME: Vladimir O. Potanin, a citizen of the Russian Federation, is the President of ZAO Interros Holding Company. As of September 1, 2003, Mr. Potanin beneficially owned 28.75% of the stock of Norilsk Nickel.

     (b)  PRINCIPAL BUSINESS ADDRESS: Mr. Potanin’s principal business address is 9, Bolshaya Yakimanka Street, Moscow 119180, Russia.

     (c)  PRESENT PRINCIPAL OCCUPATION: President, ZAO Interros Holding Company. ZAO Interros Holding Company is a Russian investment and asset management firm.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     During the past five years, Mr. Potanin has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Potanin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

MIKHAIL D. PROKHOROV

     (a)  NAME: Mikhail D. Prokhorov, a citizen of the Russian Federation, is the General Director of Norilsk Nickel. As of September 1, 2003, Mr. Prokhorov beneficially owned 28.75% of the stock of Norilsk Nickel.

     (b)  PRINCIPAL BUSINESS ADDRESS: Mr. Prokhorov’s principal business address is Voznesensky pereulok, 22 Usadba Center, Moscow 103009, Russia.

     (c)  PRESENT PRINCIPAL OCCUPATION: General Director of Norilsk Nickel.

     (d)  CRIMINAL PROCEEDINGS: None.

     (e)  CIVIL PROCEEDINGS INVOLVING SECURITIES LAW VIOLATIONS: None.

     During the past five years, Mr. Prokhorov has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors. Further, during the last five years, Mr. Prokhorov has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Norimet obtained the funds that will be used to purchase the shares from Norilsk Nickel pursuant to a subscription agreement by and between Norimet and Norilsk Nickel, dated as of December 20, 2002, whereby Norilsk Nickel purchased newly-issued shares of common stock of Norimet. Norilsk Nickel used cash on hand for the purchase of such shares of common stock of Norimet.

Item 4. Purpose of Transaction

     Pursuant to the terms of a Stock Purchase Agreement, by and among Norimet, Norilsk Nickel and Stillwater, dated as of November 20, 2002 (the “Stock Purchase Agreement”), whereby Norimet acquired 45,463,222 shares of common stock of Stillwater shares on June 23, 2003, Norimet agreed to commence a cash tender offer for an additional 4,350,000 of Stillwater’s outstanding common stock at a price of $7.50 per share. Norilsk Nickel and Norimet entered into the Stock Purchase Agreement as part of a broad strategy to gain more access to the United States platinum group metals market and to establish long-term relationships with end-users of platinum group metals. Because Norimet purchased Stillwater stock directly from Stillwater pursuant to the Stock Purchase Agreement, the tender offer was intended to provide liquidity to Stillwater stockholders at an agreed upon valuation.

     Stillwater’s Board of Directors is composed of nine directors, five of whom are directors designated by Norimet, one of whom is the Chief Executive Officer of Stillwater, and three of whom are directors selected by Stillwater’s Board to remain directors following the closing of the transaction with Norimet and Norilsk Nickel. Prior to the closing of the Stock Purchase Agreement, Stillwater procured the resignation of three directors to enable the Norimet directors to serve as directors on the Board.

     Pursuant to a Stockholders Agreement entered into on June 23, 2003 by and among Norimet, Norilsk Nickel and Stillwater (the “Stockholders Agreement”), Norimet will be able to elect a number of directors based on its proportionate ownership of Stillwater’s outstanding voting securities. The Stockholders Agreement will govern the composition of Stillwater’s Board on an ongoing basis, giving Norimet the continuing right to elect directors so long as it maintains ownership of Stillwater voting securities. As long as Norimet owns more than fifty percent of the outstanding voting securities of Stillwater, Norimet will from time to time be entitled to nominate for election to Stillwater’s Board the smallest number of directors that is a majority of the Board. As long as Norimet owns ten percent or more but less than or equal to fifty percent of the outstanding voting securities of Stillwater, Norimet will from time to time be able to nominate for election to Stillwater’s Board a number of directors equal to the total number of directors on the Board multiplied by the percentage of Stillwater’s outstanding voting securities owned by Norimet.

     At or before Stillwater’s next annual meeting, Stillwater’s certificate of incorporation and by-laws will be amended to make certain changes to take account of the Stockholders Agreement and to eliminate cumulative voting rights of Stillwater stockholders. Norimet intends to support such amendments. Except as set forth above, none of the persons listed in Item 2 has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)-(b) Norimet beneficially owns 49,813,222 shares of Stillwater common stock (the “Shares”), or 55.5% of the outstanding common stock of Stillwater. The sole power to vote or direct the voting of and the power to dispose or direct the disposition of, such shares is held by Norimet.

        Each of NN Metal Holdings, Norilsk Holding, Norilsk Nickel, Mr. Potanin and Mr. Prokhorov, through their ownership and/or control of Norimet, may be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, the Shares. Accordingly, each of NN Metal Holdings, Norilsk Holding, Norilsk Nickel, Mr. Potanin and Mr. Prokhorov may be deemed to be the beneficial owner of the Shares, and thereby the beneficial owner of 49,813,222 or 55.5% of the outstanding common stock of Stillwater. Mr. Potanin and Mr. Prokhorov disclaim beneficial ownership of such common stock, pursuant to Rule 13d-4 of the Act.

        The number of shares beneficially owned by each of the reporting persons named in this statement and the percentage of outstanding shares represented thereby have been computed in accordance with Rule 13d-3 under the Act. The ownership of such reporting persons is based on 89,698,151 outstanding shares of common stock of Stillwater as of August 26, 2003, as provided to Norimet by Stillwater.

     (c)  See Items 3 and 4 above, which are incorporated herein by this reference.

     (d)  All persons known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the securities described in this Item 5 are described in this statement.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The following agreements are described in Stillwater’s Proxy Statement (the “Proxy”) filed with the SEC on May 2, 2003 and incorporated by reference herein: (i) the Stock Purchase Agreement; (ii) the Stockholders Agreement; and (iii) the Registration Rights Agreement, between Stillwater and Norimet dated as of June 23, 2003. See the Proxy: (i) “The Stock Purchase Agreement,” pp. 47-57; (ii) “The Stockholders Agreement,” pp. 57-61; and (iii) “Registration Rights Agreement,” pp. 55-56.

     In addition, as discussed herein, in accordance with the terms of the Stock Purchase Agreement, Norimet commenced a tender offer for up to 4,350,000 shares of Stillwater common stock at a fixed cash price of $7.50 per share (subject to applicable withholding of United States federal, state and local taxes), which expired at midnight on August 26, 2003.

     Other than as described above, none of the persons listed in Item 2, nor, to the knowledge of the persons listed in Item 2, any of the persons listed in Exhibit A, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Stillwater (including, but not limited to, transfer or voting of an such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7.   Material to Be Filed as Exhibits

Exhibit A   Officers and Directors of Persons Named in Item 2.*

Exhibit B   Agreement Relating to Joint Filing of Schedule 13D.*

Exhibit C   Stock Purchase Agreement (filed as Exhibit 10.1 to Stillwater’s Form 8-K, dated as of November 21, 2002 and incorporated herein by reference).

Exhibit D   Stockholders Agreement (filed as Exhibit 10.1 to Stillwater’s Form 8-K, dated as of June 23, 2003 and incorporated herein by reference).

Exhibit E   Registration Rights Agreement (filed as Exhibit 10.2 to Stillwater’s Form 8-K, dated as of June 23, 2003 and incorporated herein by reference).

Exhibit F   Amendment No. 4 to the Definitive Proxy Statement of Stillwater Mining Company (filed on May 2, 2003 and incorporated herein by reference).

Exhibit G   Powers of Attorney.*

* Filed herewith

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2003	NORIMET LIMITED

By: /s/ Peter Holodny

Name: Peter Holodny
Title: President

NN METAL HOLDINGS SA

By: Siegfried Pasqual

Name: Siegfried Pasqual
Title: Chief Executive Officer

NORILSK HOLDING SA

By: Siegfried Pasqual

Name: Siegfried Pasqual
Title: Chief Executive Officer

MMC NORILSK NICKEL

By: /s/ Mikhail D. Prokhorov

Name: Mikhail D. Prokhorov
Title: General Director

VLADIMIR O. POTANIN

By: /s/ Vladimir O. Potanin

Name: Vladimir O. Potanin

MIKHAIL D. PROKHOROV

By: /s/ Mikhail D. Prokhorov

Name: Mikhail D. Prokhorov